Exhibit 2

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                                                                 August 13, 2006

                                  PRESS RELEASE

                              Koor Industries Ltd.


Maalot, a Standard & Poor's affiliate, does hereby announce the granting of an A+ rating to Bond issued by Koor Industries Ltd. (hereinafter: "Koor" or "The Company") by public offering - bonds in the sum of up to NIS 700 million, of which, 550 million NIS are intended primarily for investments as well as additional objectives to be determined by the Company's Board of Directors. Any additional sum above 550 million NIS will be held in a cash deposit for the purpose of bank loans re payments, six mouths from the public offering date.



 The rating also applies to the bond series in circulation.

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                     Principal Considerations in the Rating


                              Koor Industries Ltd.


August 2006


Eli Cohen
Moran Sternlieb

------------------------------------ ----------------------------------
              Series                              Rating
------------------------------------ ----------------------------------
             Series H                               A+
------------------------------------ ----------------------------------

Maalot ratings are based on information received from the company and from other sources that Maalot believes to be reliable. Maalot does not audit the information received and does not ascertain its veracity or wholeness.

It is hereby clarified that the Maalot rating does not reflect risks associated with and/or resulting from any breach, act or omission, of any of the undertakings included in the bond documents and/or any incorrectness or inaccuracy in any of the representations included in the documents associated with the issue of bonds that are the subject of this rating report, the Maalot report or the facts underlying the professional opinion that was submitted to Maalot as a precondition for receiving the rating, actions or omissions committed fraudulently or fraud or any other action opposed to the law.

The ratings may change as a result of changes in the obtained information, or other reasons. The rating is not to be viewed as expressing an opinion regarding the price of the securities on the primary or secondary market. The rating should not be considered as expressing an opinion regarding the profitability of the purchase, sale or holding of any securities whatsoever.

(c) All rights reserved to Maalot. This summary may not be copied, photocopied, distributed or used in any commercial context without the express authorization of Maalot, other than providing a copy of the entire report, while stating the source, to potential investors in the bonds that are the subject of this rating, for the purpose of making a decision regarding the purchase of the said bond.

(c) This is a translation of the original report issued in the Hebrew language by Maalot - The Israel Securities rating Company Ltd. and is provided for convenience purposes only. Maalot does not guarantee the accuracy of the translation. Reliance, if any, should be made entirely on the Hebrew language report. All rights relating to this report
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

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belong exclusively to Maalot. No copy, distribution or other commercial use of this report is permitted without prior written consent of Maalot, except for providing a copy of the report in its entirety (with proper attribution as to the source of the report) (x) to potential investors in the securities or other financial instruments that are rated in this rating report for the purpose of making an investment decision in such securities or financial instruments or (y) where required under any applicable law. This report is not intended as an offer or solicitation for the purchase or sale of any security or other financial instrument, nor shall this report be considered a recommendation for a particular investment. Although Maalot has an affiliation relationship with Standard & Poor's Rating Services, this report is issued independently by Maalot and is to be considered as local Israeli rating, not taking into its consideration any risks relevant to investments in Israeli companies generally.



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               Maalot - The Israel Securities Rating Company Ltd.
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            Tel: 972-3-7539700, Fax: 972-3-7539710, www.maalot.co.il

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1.  Bonds in Circulation

----------------------------------------------------------------------------------------------------------
                                              Value in
                                           balance sheets
Series                                     as at Jun-30-06    Linkage                        Principal
Rating    Series Name        Issue Date      in NIS '000       Base      Interest rate     Repayment Date
----------------------------------------------------------------------------------------------------------
  A+      Bonds Series       April 2005        398,329         Index          3.75%          April 2010
               G
----------------------------------------------------------------------------------------------------------

Planned Offering of Bonds

The company intends to issue - by public offering - bonds in the sum of up to NIS 700 million, of which, 550 million NIS are intended primarily for investments as well as additional objectives to be determined by the Company's Board of Directors. Any additional sum above 550 million NIS will be held in a cash deposit for the purpose of bank loans re payments, six mouths from the public offering date.

2.  Principal Considerations in the Rating

General

Koor Industries Ltd. is a holding company whose shares are publicly-traded on the Tel Aviv and New York Stock Exchanges. The Company is owned by Discount Investment Corporation (30.9%), IDB Development (9.9%) and a company wholly owned by Jonathan Kolber (4.08%), subsequent to the change in ownership detailed below. Koor is one of the largest holding companies in Israel. The company focuses its operations in agrochemicals, telecom equipment, defense industries, finance and venture capital investments. Its primary holdings include: In agrochemicals - The Makhteshim Agan Industries Group (33.7% holding, end June 2006; hereinafter: "Makhteshim Agan", rated AA by Maalot); in telecom equipment
- ECI Telecom Ltd. (28.4% holding, hereinafter: "ECI") and Telrad Networks Ltd. (61% holding, hereinafter: "Telrad"); in the defense industries - Elbit Systems (7.7% holding, hereinafter): "Elbit"; in finance - Epsilon Investment House Ltd. (50% holding, hereinafter: "Epsilon") as well as venture capital funds through a registered partnership - "Koor Corporate Venture Capital". Furthermore, the Company possesses holdings in additional areas, including Sheraton Moriah Hotel Chain and Knafaim.

================================================================================
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            Tel: 972-3-7539700, Fax: 972-3-7539710, www.maalot.co.il

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The rating of the Company's bonds is based primarily on the following factors:
The business and financial positioning of the principal investee company:
Makhteshim Agan (whose issues are rated AA by Maalot); the completion of the Elbit-Tadiran Communications-Elisra transaction (as detailed below). Maalot estimates that the Company's acquisition by the IDB Group and Discount Investments will positively affect its business and financial positioning. Koor's holding rate in the Group companies usually grants it control or a material impact on their strategic policy. The elevated marketability of the Company's holdings portfolio - and primarily Makhteshim Agan. The updating of the dividend policy at Makhteshim Agan to a level up to 50% and the ensuing improvement of headquarter expenses coverage ratios; the allocation of surplus cash reserves created at the company from divestitures in the last four years - for lowering bank debts. The gross financial debt, that amounted to NIS 2.2 billion at the end of 2004, fell to NIS 1.9 billion by the end of the first half of 2006 (including guarantees to subsidiaries in the sum of NIS 120 million); The company intends to make investments while increasing the financial debt (as stated above). Maalot estimates that an increase in the financial debt up to a ratio of adjusted value of holdings(1) plus the liquid portfolio to gross financial debt that shall be no lower than 2.5 - will not be construed as damaging to the company's solidity, as demanded by its rating. Nevertheless, Maalot expects the company to return to a ratio of gross adjusted value plus liquid portfolio to debt of 2.7 in the long term. The company's pre offering issue ratio is approximately 2.9.

These positive factors are partially offset by the relatively low diversification of the holdings portfolio in relation to the leading holding companies and the reliance on the holdings in Makhteshim Agan (representing some 46% of the value of the portfolio), coupled with the sharp drop in the market value of the Company's principal holdings in the past several months - primarily Makhteshim Agan and ECI.

Maalot estimates that if the company will make investments in additional areas - beyond the existing ones - this will serve to increase the company's business risk in the short term. However, a successful implementation of the acquisition strategy - if and when it is realized - will serve to lower the centralization of the company's holdings portfolio in the long term. Maalot will continue to examine the impact of the expected investments on the company's rating.

-----------------------
(1) Adjusted value - Market cap of publicly-traded companies and balance-sheet value or economic value (the lowest of the two) for privately-held companies.

================================================================================
               Maalot - The Israel Securities Rating Company Ltd.
          Ayalon House, 12 Abba Hillel Silver St., Ramat - Gan, 52506
            Tel: 972-3-7539700, Fax: 972-3-7539710, www.maalot.co.il

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Following below is the distribution of the value of holdings across the main investee companies(2)


                               [GRAPHIC OMITTED]

Makhestan Agan   46%
ECI              16%
Liquid           17%
Elbit             6%
Telrad            2%
Epsilon           2%
Other            11%


Significant Developments in the Last Year:
------------------------------------------

o   Acquisition of a controlling interest in the company by Discount Investments
    (DIC) - In July 2006 DIC announced the completion of a transaction for the acquisition of 30.9% of Koor's issued and paid-up capital from the Bronfman Family, in return for $394 million. Jonathan Kolber was also granted a Put option for December 2006 to sell his holdings in Koor (approx. 4.08%) at a price per share that is based on the price per share reflected by the transaction with the Bronfman Family (approx. $77.5 per share). The agreement further stipulated that key executives at Koor will also be eligible to sell the Koor shares that they hold to DIC at the price per share reflected by the transaction (in this capacity, DIC may acquire additional Koor shares representing up to 3% of Koor's issued and paid-up share capital, in return for an overall sum of up to $38 million). The transaction price reflected a value that was 30% higher than Koor's market cap at the signing of the deal (May 2006). It should be noted that DIC's parent company, IDB Development, directly holds an additional 10% of Koor's issued and paid-up share capital.

--------------------------
(2) The market data for publicly-traded companies is as at July 26th 2006, while the liquid portfolio appears subsequent to the planned offering.

================================================================================
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            Tel: 972-3-7539700, Fax: 972-3-7539710, www.maalot.co.il

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o   Changes in the company's holding rate in Makhteshim Agan - In the course of
    2006, the company acquired shares of Makhteshim Agan at a volume of NIS 209 million, due to its desire to increase its holdings therein. It should be noted that in February 2005, the company took advantage of the bull-run in the capital market to sell Makhteshim Agan shares for NIS 374 million, while recording capital gains of $46 million.

o Acquisition of 50% of Epsilon Investment House - In April 2006 Koor completed the transaction for the acquisition of 50% of Epsilon. The total proceeds paid by Koor amounted to approx. NIS 105 million, part of which was invested in Epsilon and part was paid to the Epsilon founders and controlling shareholders.

o Completion of the Elbit-Tadiran Communications-Elisra transaction - The transaction was conducted in three stages and was finally completed in November 2005. Pursuant to the transaction, Elbit Systems acquired 32% of Tadiran Communications from Koor in return for $145 million and 70% of Elisra in return for $70 million. On the other hand, Koor acquired 7.7% of Elbit Systems from the Federmann Group in return for $77 million. According to the terms of the original transaction, Elisra's price was set at $100 million (the company's share being approx. $70 million), plus rights to part of the future insurance payments on account of the fire at the Elisra plant. The company also received 70% of Dekolink Wireless as dividend-in-kind. It should be noted that unlike most company holdings, the company's holding rate in Elbit Systems subsequent to the transaction will not provide it with a controlling interest. Maalot has analyzed the companies that form part of the said transaction and has found that the integration of Elbit Systems in Koor's business portfolio may make a positive contribution to the company's business and financial positioning.

o Completion of the Fortissimo transaction - The second part of the Fortissimo transaction was finalized in June 2005, pursuant to which the latter has completed the acquisition of 39% of the Telrad shares in return for the total of $16.75 million (reflecting a value of $43 million for Telrad). Fortissimo holds an option to acquire up to 49% of Telrad's issued and paid-up share capital in the four years subsequent to the day of completion of the final stage in the original transaction - provided that Koor will continue to hold 51% of Telrad.

Strategy

The company's management states that new investments at the IDB Group - in areas that are synergistic to the operations of Makhteshim Agan, should there be - will be made through Koor. Makhteshim Agan was also classified as part of the core holdings and accordingly - the company is increasing its holding rate therein.

================================================================================
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            Tel: 972-3-7539700, Fax: 972-3-7539710, www.maalot.co.il

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Financial Analysis - Koor
-------------------------

The company's results of operations in the first half of 2006 amounted to net income of NIS 7 million in relation to net income of NIS 174 million in the corresponding period last year. The decreased earnings in the first half of 2006 is attributed to the lower contribution made by Makhteshim Agan to the Koor earnings, which decreased from NIS 235 million in the corresponding period last year (as detailed below) to NIS 139 million at present, coupled with higher losses by the telecom sector, amounting to NIS 80 million, as compared with losses of NIS 5 million in the corresponding period last year. The increased loss in the telecom sector is attributed to: 1) Non-recurring provisions at Telrad in the amount of NIS 81 million (of which Koor's share is NIS 49 million). 2) A decrease in the company's share in the ECI earnings in relation to the corresponding period last year(3).

The net income in 2005 amounted to NIS 308 million, as compared with NIS 145 million at the end of 2004, representing an increase of 112%. In the agrochemicals sector, Koor's equity in the results of Makhteshim Agan was NIS 359 million, as compared with NIS 272 million in 2004. An improvement was recorded in the telecom sector, originating from an improvement in the ECI results, offset by the Telrad losses.

The company's financial requirements are derived from its current expenditures, the investments it will perform in the existing investment portfolio or in new investments. Maalot has analyzed the Company's financial ratios, inter alia, on the basis of information submitted by the Company in relation to the Company and its wholly-held subsidiaries. The analysis appearing below was conducted according to this data.

--------------------------
(3) In the first half of 2006, ECI reported earnings of $9.6 million, as compared with $15.6 million in the corresponding period last year (reported according to US GAAP).

================================================================================
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            Tel: 972-3-7539700, Fax: 972-3-7539710, www.maalot.co.il

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Maalot estimates that the adjusted value of the Company's assets prior to the offering amounts to NIS 5.7 billion. As at the end of the first half of 2006, the adjusted value of the company assets amounted to NIS 6.2 billion. A decrease of NIS 800 million was recorded in 2006(4) in the value of the Company's marketable investments, due primarily to the decrease in the market value of the holdings in Makhteshim Agan and ECI. It should nevertheless be noted that the market cap of these holdings enjoyed a significant rise in the years 2003-2004. Given an offering of NIS 550 million, the company's gross debt will total approximately NIS 2.45 billion (including guarantees to subsidiaries in the amount of some NIS 120 million), as compared with NIS 1.8 billion at the end of 2005. The liquid portfolio, given the above-mentioned offering scenario, will amount to NIS 1.15 billion. The ratio of the value of adjusted holdings, plus the liquid portfolio, to the Company's financial debt will amount to 2.5. In other words, for each Shekel in debt, the Company possesses an asset valued at NIS 2.5. The ratio of the value of the Company's adjusted holdings to net debt(5) (the Company's net debt, including guarantees to subsidiaries, amounted to NIS 1.3 billion at the end of the first half of 2006) will equal 3.7, as compared with 3.9 at the end of 2005.

In the course of the last several years and until the end of 2005, the Company has lowered its debt primarily by realizing shares of Makhteshim Agan and completing the defense industry transaction. The above is evident in the trend of improvement in the Company's financial solidity, as expressed in the Debt-to-Cap ratio that was equal to 43% at the end of the first half of 2006 (and 41% at the end of 2005), as compared with 53% at the end of 2004. Given the planned offering of bonds, the debt-to-cap ratio will equal approximately 50%.

The Company's coverage ratios, as expressed by the ratio between dividend and management fee revenues to operating and financial expenses, were equal to 0.7 in the first half of 2006 and in 2005. The increase in the dividend rate at Makhteshim to 50% of the net earnings, the expected dividend from Elbit and in parallel - the lowering of financial costs (due to the bond offering in April 2005 among other factors), will serve to improve the said ratio that is expected to equal over 1 in the medium term. A surplus of operating revenues over expenses enables holding companies to distribute dividends or to increase their investment portfolio. The Company has no dividend distribution policy.

-----------------------
(4) Based on the share prices of publicly-traded companies as at July 26, 2006.
(5) Financial debt less the liquid portfolio.

================================================================================
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

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The company possesses financial covenants with its financing banks. The company is currently meeting the bank's covenants and it estimates that it will continue to meet their demands in the foreseeable future. True to Dec-31-2005, the Company possesses total guarantees of NIS 261 million. Maalot estimates that the elevated marketability of most of its holdings facilitates the Company's access to sources of finance.

Makhteshim Agan(6)
---------------

Makhteshim Agan operates through subsidiaries in the generic manufacturing of conventional products for the protection of crops (agrochemicals), primarily herbicides, insecticides and fungicides. Makhteshim Agan is the largest generic manufacturer of such products in the world. The Company was rated Number 7 in the world in agrochemical sales in 2005 (by Phillips McDougall Agri-Service). In addition to agrochemicals, Makhteshim Agan is also active in the following sectors: 1) Non-crop: The non-agricultural sector, including herbicides and products for diseases and pests in non-agricultural areas, such as: Roads and paths, forests, lawns, gardens, institutions, wood and paint industries, facilities and private homes (this sector is classified in the financial statements under the central sector - crop-protection products); 2) Non Agro:
Manufacture and marketing of various complementary products, including chemicals
- primarily for industrial, food and pharmaceutical applications. The products in this category include: Chemicals for industrial uses, optical bleach, aromatic products and interim products for various industries. The company owns manufacturing and formulation facilities in Israel and in Brazil, as well as additional formulation facilities in Colombia, Spain and Greece. The Company's distribution network is based on 20 marketing firms in different countries. At the end of 2005, the Company employed 3,000 employees.

The Makhteshim Agan strategy focuses on continued growth in stable markets (Europe, USA and Australia), through the acquisition of marketing channels and product lines in these regions, in parallel to increasing the volume of sales of Non-Agro products. Maalot estimates that the Company's acquisition strategy serves to increase the Company's risk in the short term (referring primarily to material acquisitions). Nevertheless, the successful completion of these moves serves to strengthen the Company's business positioning, primarily as regards to the acquisition of existing and stable products that generate cash flows from day one.

--------------------------
(6) As regards Makhteshim Agan, see Maalot's report dated June-25-2006.

================================================================================
               Maalot - The Israel Securities Rating Company Ltd.
          Ayalon House, 12 Abba Hillel Silver St., Ramat - Gan, 52506
            Tel: 972-3-7539700, Fax: 972-3-7539710, www.maalot.co.il

[MAALOT GRAPHIC OMITTED]
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Maalot estimates that the Company's financial positioning is above average in relation to peer group companies. The Company's revenues in the first half of 2006 amounted to $956 million as compared with $934 million in the corresponding period last year (growth of 2%). The company's revenues in 2005 amounted to $1,741 million, as compared with $1,540 million in 2004 (growth of approx. 13%). In the first half of 2006 the gross profit amounted to $341 million (36% of revenues), as compared with $370 million (40% of revenues) in the corresponding period last year. Similar erosion was recorded in operating income, which fell from 21% to 17% and affected the net income that amounted to $98 million (10% of revenues) as compared with $111 million (11.7% of revenues) in the corresponding period last year. The net income grew to reach $205.5 million (11.8% of revenues) in 2005, as compared with $165.5 million (10.8% of revenues) in 2004. Maalot estimates that the Company's profit margins are good in relation to other generic agrochemical companies. The decrease in profitability and in profit margins originates from pressure on revenues and on expenses in parallel. On the revenues side, it is necessary to state primarily the continuing winter in the US and in Europe that led to the delayed opening of the agricultural season in these areas (and affected primarily the first quarter results in 2006), along with a decrease in prices due to accumulated inventories. On the expenses side, rising petroleum prices led to higher raw material, energy and transportation prices.

At the end of the first half of 2006, the financial debt of Makhteshim Agan(7) (net of convertible bonds with high probability of exercise, as reflected in its classification as a "quasi-equity" item) amounted to $616 million as compared with $429 million in the corresponding period last year and $444 million (27% of Cap) at the end of 2005. The increase in debt in the first half of 2006 originates primarily from the independent acquisition of shares in the amount of $150 million and investments in net working capital.

In the first half of 2006, the cash flows from operating activities amounted to $198 million, as compared with $145 million in the corresponding period last year. The increased cash flows last year can be attributed, inter alia, to the $113 million increase in trade and other payables that was partially offset by a $60 million increase in trade and other receivables. Makhteshim Agan's cash flows from operating activities amounted to $183 million in 2005, as compared with cash flows from operating activities of $235 million in 2004. The decrease in cash flows from operating activities originates from an increase in working capital items as a result of the growth in operations. The ratio of financial debt to EBITDA is currently equal to 1.58 years, at the end of the first half of 2006, as compared with approximately one year in the corresponding period last year and in 2005.

------------------------------
(7) The debt to cap ratio and coverage ratios include the securitization of trade receivables in the sum of $250 million, performed by the company in the first half of 2006, some $205.6 million in the first half of 2005 and $146 million in 2005.

================================================================================
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            Tel: 972-3-7539700, Fax: 972-3-7539710, www.maalot.co.il

[MAALOT GRAPHIC OMITTED]
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ECI(8)
---

ECI develops, manufactures and provides support for telecom and relay infrastructure equipment based on digital technologies of text and signal analysis. ECI provides integrated network solutions for digital communication networks and information broadcasting systems - enabling network operators to provide efficient and competitive services. The ECI solutions are intended for increasing capacity and for streamlining the management of both existing and new communication networks, from the aspect of command, control and resource channeling (cost cutting). ECI manufactures and markets its products independently and through subsidiaries, incorporated in Israel and elsewhere. Its main clients are telecom providers and service companies and over 50% of its sales are made in Europe. Moreover, ECI operates with developing countries.

In the past two years, ECI continued to focus its operations and its core activities were defined as: Access networks (via the Broadband Access Division); optical and relay systems (through the Optical Networks Division). In May 2005, ECI acquired Laurel Networks (hereinafter: "Laurel") in return for $88 million in cash. Laurel is a supplier of edge routers suitable for certain technologies. ECI intends to integrate Laurel's technology in its two divisions. In parallel, on the basis of Laurel, ECI has formed a Data Networking Division, under the management of Don Fiel, CEO of Laurel.

ECI's revenues in the first half of 2006 amounted to $332 million, as compared with $298 million in the corresponding period last year (growth of 11%). The main reason for this growth is the increase in revenues from the sale of Optical Network Division and Broadband Access Division. In parallel, ECI continued to perform reorganization activities, while cutting back operating expenses. Revenues in 2005 amounted to $630 million, compared with $497 million in 2004 (29% growth). The operating income amounted to $8.8 million in the first half of 2006, compared with $27.2 million in the corresponding period last year. The decrease in operating income originates primarily from an increase of $11.5 million in R&D expenses and a $3.3 million increase in G&A expenses.

-----------------------
(8) Financial results are reported according to US GAAP.

================================================================================
               Maalot - The Israel Securities Rating Company Ltd.
          Ayalon House, 12 Abba Hillel Silver St., Ramat - Gan, 52506
            Tel: 972-3-7539700, Fax: 972-3-7539710, www.maalot.co.il

[MAALOT GRAPHIC OMITTED]
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Moreover, the first half of 2005 includes non-recurring revenues of $10 million on account of the collection of debts previously considered to be doubtful. ECI's operating income amounted to $40.6 million (6.4% of sales) in 2005, as compared with operating income of $14.4 million (3% of sales) in 2004 and an operating loss of $32 million in 2003. EBITDA amounted to $27.6 million in the first half of 2006 (approx. 8% of revenues), as compared with $45.6 million (15% of revenues) in the corresponding period last year. EBITDA in 2005 amounted to $77 million (12% of revenues), as compared with EBITDA of $50 million (10% of revenues) in 2004. As at the end of the first half of 2006, ECI has no financial debt and it possesses a liquid portfolio of $259 million. ECI's cash flows from operating activities amounted to $30 million in the first half of 2006, as compared with $125 million in the corresponding period last year. In the first half of 2005, the cash flows from operating activities included a decrease of $77 million in the trade and other receivables balance.

Telrad
------

Telrad deals in the development, manufacture and marketing of telecom systems and in the integration and implementation of such systems. In 2006, Telrad continued a reorganization process that focused on increasing the efficiency of the workforce at the company, through the laying off of 130 employees. In parallel, the company's CEO announced his resignation. The company is also reorganizing into two divisions (instead of the original three): A Business Division for OEM and ODM products and a New Products and SI Division. As part of the Company's plan to cut overhead expenses, it intends to relocate its operations from Rosh-HaAyin to a building it owns in Lod, by the end of 2006.

The first half of 2006 was completed with a loss of $23 million originating primarily from non-recurring expenses of $18 million, primarily on account of employee and manager layoff expenses, the writing off of inventories and problematic debts.

Telrad's revenues amounted to NIS 385 million in 2005 and were similar to 2004. The operations in 2005 culminated with a net loss of NIS 120 million, as compared with a net loss of NIS 160 million in 2004.

Elbit
-----

Elbit Systems is active in the retrofitting of airborne, land-based and marine military platforms, as well as in the development, manufacture and marketing of advanced warfare systems, electronic and electro-optical systems for the military and defense markets. Elbit is controlled by the Federmann Group (40.3%). The Elbit management is considered to be highly capable, having led the company toward growth, while successfully

================================================================================
               Maalot - The Israel Securities Rating Company Ltd.
          Ayalon House, 12 Abba Hillel Silver St., Ramat - Gan, 52506
            Tel: 972-3-7539700, Fax: 972-3-7539710, www.maalot.co.il
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merging and assimilating various acquisitions. The company is mentioned as a potential buyer of defense industries - in the event that these will be privatized.

In the first quarter of 2006, the company's revenues amounted to $334 million, as compared with $231 million in the corresponding period last year (45% growth), originating from a sharp increase in most of the company's sectors of operation. Elbit revenues amounted to $1,070 million in 2005, as compared with $940 million in 2004 (up 14%). Elbit's operating income amounted to $20.5 million in the first quarter of 2006, as compared with $17 million in the corresponding period last year. The operating income totaled $67 million for all of 2005, as compared with $66 million in 2004. The operations in the first half of the year ended with net income of $14.5 million, as compared with $12.7 million in the corresponding period last year and $32 in 2005, as compared with $52 million in 2004. The financial debt amounted to $199 million in the first quarter of 2006 (29.5% of Cap), as compared with financial debt of $263 million (36% of cap) in the corresponding period last year and in 2005. The decrease in the financial debt originates from the company cash flows from operating activities and primarily from the earnings for the period, a $52 million increase in customer advances and a $30 decrease in account receivables, partially offset by a $20 million increase in inventories.

Epsilon
-------

Epsilon Investment House provides a comprehensive basket of services and specializes in fund management while dealing in the following areas: Investment portfolio management, mutual fund management, provident fund management (continuing education funds, provident funds and central compensation funds), hedging funds (Epsilon is a partner in Theta Hedge Fund together with Goldman Sachs) as well as underwriting.

Epsilon is a profitable company that enjoys positive cash flows. The company's assets under management increased significantly in 2005 and were not harmed in 2006.

Koor Corporate Venture Capital
------------------------------

The total investment of Koor Corporate Venture Capital (hereinafter: "The Partnership") as at June 30th 2006, totals NIS 156 million (including an investment in Scopus). The Partnership's loss in the first half of 2006 amounted to NIS 13 million, primarily on account of the impairment of investments. The Partnership recorded a loss of NIS 41 million in 2005, primarily from the impairment of investments. Koor's commitment to invest in venture capital does not consist of any material sums.

================================================================================
               Maalot - The Israel Securities Rating Company Ltd.
          Ayalon House, 12 Abba Hillel Silver St., Ramat - Gan, 52506
            Tel: 972-3-7539700, Fax: 972-3-7539710, www.maalot.co.il

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Sheraton Moriah Hotel Chain
---------------------------

In the first half of 2006, as in 2005, the improvement in the company's results continued, similarly to the trend that characterized the operations of all companies in the sector. Nevertheless, the continued battles in the north of the country may harm the company's future results. Despite the improvement, it should be noted that Koor invested $3.5 million in Sheraton in 2006, as part of an overall plan led by the shareholders.




================================================================================
               Maalot - The Israel Securities Rating Company Ltd.
          Ayalon House, 12 Abba Hillel Silver St., Ramat - Gan, 52506
            Tel: 972-3-7539700, Fax: 972-3-7539710, www.maalot.co.il